Exhibit 99.1

INVESTOR RELATIONS CONTACT: Craig Armitage (416) 815-0700 ext. 278 carmitage@tmxequicom.com

FOR IMMEDIATE RELEASE	Toronto Stock Exchange Symbol: DND

CIPHER PHARMACEUTICALS TO COMMENCE TRADING ON THE
NASDAQ GLOBAL MARKET

MISSISSAUGA, Ontario, November 20, 2014 — Cipher Pharmaceuticals Inc. (“Cipher” or the “Company”) (TSX:DND, NASDAQ:CPHR) today announced that its common shares have been approved for listing and trading on the NASDAQ Global Market (the “NASDAQ”) commencing at the start of trading on November 24, 2014, under the trading ticker symbol “CPHR”.

Cipher’s common shares will continue to be listed in Canada on the Toronto Stock Exchange, however, the Company’s ticker symbol will change to “CPH” effective November 24, 2014.

“Listing on NASDAQ represents an important milestone for Cipher,” said Shawn O’Brien, President and Chief Executive Officer of Cipher Pharmaceuticals. “As we execute our strategy, we believe this listing will provide greater access to the U.S. capital markets and a broader platform for future growth.”

To celebrate the NASDAQ listing, Cipher’s management team is scheduled to ring the NASDAQ Opening Bell on December 3, 2014. A live webcast of the NASDAQ Opening Bell ceremony will be available at http://www.nasdaq.com/about/marketsitetowervideo.asx.

About Cipher Pharmaceuticals Inc.

Cipher Pharmaceuticals is a growing specialty pharmaceutical company with three commercial products and a fourth in development, which are improved formulations of successful marketed drugs. We acquire products that fulfill high unmet medical needs, manage the required clinical development and regulatory approval process, and market those products either directly or through partners. Our core capabilities include clinical and regulatory affairs, product licensing, supply chain management, and marketing and sales. Since the Company was founded in 2000, we have achieved regulatory marketing approval in the U.S. and Canada for all three of our original products and completed eight marketing partnerships, generating growing revenue streams and shareholder value.

Forward-Looking Statements

Statements made in this news release, including, without limitation, statements about the timing of the listing of the Company’s common shares on NASDAQ and continued listing on the Toronto Stock Exchange, as well as the potential benefits to the Company and its common shares from such listing, but excluding statements concerning historical financial information, may be forward-looking and therefore subject to various risks and uncertainties. The words “may”, “will”, “could”, “should”, “would”, “suspect”, “outlook”, “believe”, “plan”, “anticipate”, “estimate”, “expect”, “intend”, “forecast”, “objective”, “hope” and “continue” (or the negative thereof), and words and expressions of similar import, are intended to identify forward-looking statements. Certain material factors or assumptions are applied in making forward-looking statements and actual results may differ materially from those expressed or implied in such statements.  Factors that could cause results to vary include those identified in the Company’s Annual Information Form, Form 40-F and other filings with Canadian and U.S. securities regulatory authorities. These factors include, but are not limited to; the applicability of patents and proprietary technology; patent litigation and patent infringement; regulatory approval of products in the Company’s pipeline; marketing of products; meeting projected drug development timelines and goals; product liability and insurance; dependence on strategic partnerships and licensees; concentration of the Company’s revenue; substantial competition and rapid technological change in the pharmaceutical industry; the publication of negative results of clinical trials of the Company’s products; the ability to access capital; the ability to attract and retain key personnel; changes in government regulation or regulatory approval processes; dependence on contract research organizations; third party reimbursement; the success of the Company’s strategic investments; the possibility of shareholder dilution; market price volatility of securities; and the existence of significant shareholders. All forward-looking statements presented herein should be considered in conjunction with such filings. Except as required by Canadian or U.S. securities laws, the Company does not undertake to update any forward-looking statements; such statements speak only as of the date made.

For more information, please contact:

Craig Armitage	Shawn Patrick O’Brien
Investor Relations	Chief Executive Officer
TMX Equicom	Cipher Pharmaceuticals
(416) 815-0700 ext 278	(905) 602-5840 ext 325
(416) 815-0080 fax	(905) 602-0628 fax
carmitage@tmxequicom.com	sobrien@cipherpharma.com